JinkoSolar Holding Co., Ltd.

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

The People’s Republic of China

August 31, 2023

VIA EDGAR

Jimmy McNamara

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
File No. 001-34615

Dear Mr. McNamara and Ms. Thompson:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and advises that the Company has obtained and reviewed the materials described below (including the Company’s register of members, the Depositary Monthly Report and the Beneficial Ownership Filings) for the required disclosures with respect to the Company under paragraphs (a), (b)(2) and (b)(3).

None of the shares of the Company is owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)), and the Company is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

According to the Company’s register of members, as of the date of the FY 2022 20-F (April 28, 2023), the Company had 202,614,901 ordinary shares outstanding (excluding 775,572 ADSs representing 3,102,288 ordinary shares reserved for future grants under the Company’s share incentive plans, and 2,945,840 ordinary shares as treasury stock).

Of the outstanding ordinary shares:

•	65.9%[1] were held by JPMorgan Chase Bank N.A., the depositary for the Company’s American Depositary Share (“ADS”) program (the “Depositary”) on behalf of the ADS holders.

The Company generally does not know the identities of ADS holders and their holding information, other than through the Schedule 13D or 13G filings/amendment filings (the “Beneficial Ownership Filings”) of principal shareholders, and the monthly reports provided by the Depositary summarizing ADS holding positions of financial institutional investors based on their Form 13F filings (the “Depositary Monthly Report”). None of the Beneficial Ownership Filings as of the date of the FY 2022 20-F and the Depositary Monthly Report as of April 28, 2023 has revealed ownership or control by any governmental entities;

•	20.1% (including certain ordinary shares in the form of ADSs and restricted ADSs) were directly or indirectly owned by the directors and executive officers of the Company.

Based on the confirmation letters signed by each of the Company’s directors and executive officers and their respective holding companies (where applicable), these shares are not owned or controlled by any governmental entities;

•	7.6% (including certain ordinary shares in the form of ADSs and restricted ADSs) were held by Yale Pride Limited. Mr. Kangping Chen is the beneficial owner of all the Company’s ordinary shares held by Yale Pride Limited. Based on the confirmation letter signed by Mr. Kangping Chen, these shares are not owned or controlled by any governmental entities;

1 Excluding certain ordinary shares in the form of ADSs and restricted ADSs held by Mr. Xiande Li and Mr. Kangping Chen.

•	6.3% in the form of ADSs were held by Zhuoling International Limited. Mr. Kangping Chen is the beneficial owner of all the Company’s ordinary shares held by Zhuoling International Limited. Based on the confirmation letter signed by Mr. Kangping Chen, these shares are not owned or controlled by any governmental entities; and

•	The rest (being a trivial number of the Company’s ordinary shares) were held by a few equity investment companies. To the Company’s best knowledge, none of these shareholders are governmental entities.

Based on the analysis and materials described above, the Company believes that, as of the date of the FY2022 20-F, none of its shares is owned by governmental entities in its jurisdiction of incorporation (Cayman Islands) (paragraph (b)(2)), and it is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (mainland China) (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm (mainland China) do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

The Company respectfully advises the Staff that the Company did not rely on any legal opinions or third-party certifications such as affidavits as the basis for its submission under paragraphs (a), (b)(2) and (b)(3) under Item 16I.

None of the shares of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)), and none of the consolidated foreign operating entities of the Company is owned or controlled by the governmental entities in the jurisdiction with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the consolidated foreign operating entities’ registered public accounting firm do not have a controlling financial interest with respect to the consolidated foreign operating entities (paragraph (b)(3)).

For discussions regarding the consolidated foreign operating entities of the Company pursuant to paragraphs (a), (b)(2) and (b)(3), please refer to the Company’s response to Comment 3 below.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made inquiries with, and reviewed the bios of, each of its directors and the directors of its consolidated foreign operating entities. The Company also obtained signed confirmation letters from each of these directors confirming that they are not members or officials of the Chinese Communist Party. The Company has factored the relevant directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination in connection with the disclosures under paragraph (b)(4).

Based on the above, the Company does not believe that its directors or directors of its consolidated foreign operating entities include any officials of the Chinese Communist Party.

The Company respectfully advises the Staff that the Company did not rely on any third-party certifications such as affidavits as the basis for its submission under paragraph (b)(4) under Item 16I.

3.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided solely for “the Company,” which page 2 of your Form 20-F defines as referring to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company acknowledges the Staff’s comment and supplements the following information with respect to its consolidated foreign operating entities pursuant to Items 16I(a), (b)(2) and (b)(3).

The Company does not have any variable interest entity or similar structure that is consolidated into its financial statements. Therefore, the Company believes that its disclosure under 16I(a), (b)(2) and (b)(3) has been correctly limited to itself and its consolidated foreign operating entities.

The Company’s consolidated foreign operating entities are incorporated in mainland China, Hong Kong, British Virgin Islands, and other jurisdictions (including Germany, the United States, Switzerland, Canada, Australia, Japan, Malaysia, India, Emirates, South Korea, Vietnam, Denmark, Vietnam, Italy, Brazil, Cayman Islands, Chile, Indonesia, Mexico, Turkey and Singapore).

The Company directly or indirectly owns all the equity interest in all the Company’s consolidated foreign operating entities, except for Jinko Solar Co., Ltd. (“Jiangxi Jinko”) and its wholly-owned subsidiaries (together, “Jiangxi Jinko Group Companies”), and other consolidated foreign operating entities of the Company listed separately below.

Jiangxi Jinko Group Companies

Jiangxi Jinko, which is incorporated in mainland China, is a majority-owned principal operating subsidiary of the Company. Jiangxi Jinko completed an initial public offering and was listed on the Shanghai Stock Exchange’s Sci-Tech innovation board in January 2022.

According to Jiangxi Jinko’s shareholder information available to the Company as of April 28, 2023, as provided by China Securities Depository and Clearing Corporation Limited, approximately 0.45% of Jiangxi Jinko’s total outstanding shares were held by state-owned investors. While the Company cannot determine if any of these state-owned investors are governmental entities, the Company believes that investments in private entities that are publicly listed in China are ordinarily made by state-owned enterprises rather than by governmental entities. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Jiangxi Jinko and Jiangxi Jinko Group Companies.

Separately, the Company effectively controls Jiangxi Jinko as it owns 58.62% of its equity interest. Given the Company’s level of control over Jiangxi Jinko and the Company’s belief that no PRC governmental entity has a controlling financial interest in it, the Company also believes that no PRC governmental entity has a controlling financial interest in Jiangxi Jinko Group Companies.

Other consolidated foreign operating entities of the Company

With respect to Jiaxing Jinyue Phase I Venture Capital Partnership (“Jiaxing Jinyue”), the Company, through its indirectly wholly-owned subsidiaries, owns 78.21% of its equity interest. Of the remaining 21.79% equity interest, (i) 20.51% is owned by Huzhou Chuanghui Investment Partnership (Limited Partnership) (“Huzhou Chuanghui”), a private equity firm in China, and (ii) 1.28% is owned by Mr. Wei Du. Based on the respective confirmation letter signed by Huzhou Chuanghui and Mr. Wei Du, neither Huzhou Chuanghui nor Mr. Wei Du has any contractual or other arrangement with PRC or any other governmental entities with respect to their respective holding in Jiaxing Jinyue, nor is aware of any circumstances, that could result in any PRC or any other governmental entity having any controlling financial interest in Jiaxing Jinyue. Accordingly, no PRC governmental entity owns any shares in Jiaxing Jinyue.

With respect to Haining Sunshine Technology Town Investment Partnership (Limited Partnership) (“Haining Sunshine”), the Company, through Jiangxi Jinko2, indirectly owns 41.08% of its equity interest. Of the remaining 29.93% equity interest, (i) 25.95% is owned by Haining Transformation and Upgrading Industry Fund Co., Ltd. (“Haining Transformation”), a PRC state-owned enterprise, (ii) 3.97% is owned by Haining Yuanhua New Town Investment Development Co., Ltd. (“Haining Yuanhua”), a PRC state-owned enterprise, and (iii) 0.01% is owned by Ihang Private Equity Fund Management (Anhui) Co., Ltd. (“Ihang Anhui”), a private equity firm in China. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Haining Sunshine.

2 The Company owns 58.62% equity interest in Jiangxi Jinko.

With respect to Jiaxing Kelian Investment Partnership (Limited Partnership) (“Jiaxing Kelian”), the Company, through Jiangxi Jinko and its wholly-owned subsidiary, indirectly owns 41.85% of its equity interest. Of the remaining 28.61% equity interest, (i) 26.0% is owned by Haining Transformation, (ii) 1.8% is owned by Haining Yuanhua, (iii) 0.54% is owned by Haining Wanxin Investment Development Co., Ltd., a PRC state-owned enterprise, and (iv) 0.27% is owned by Ihang Anhui. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Jiaxing Kelian.

With respect to Haining Jingyuan Investment Partnership (Limited Partnership) (“Haining Jingyuan”), the Company, through Jiangxi Jinko and its wholly-owned subsidiary, indirectly owns 11.72% of its equity interest. Of the remaining 80.01% equity interest, (i) 79.96% is owned by Haining Yuanhua, and (ii) 0.05% is owned by Ihang Anhui. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Haining Jingyuan.

With respect to JinkoSolar Technology (Haining) Co. Ltd. (“JinkoSolar Haining”), the Company, through Jiangxi Jinko and its wholly-owned subsidiary, indirectly owns 15.68% of its equity interest. Of the remaining 73.25% equity interest, (i) 51.4% is owned by Jiaxing Kelian, (ii) 21.01% is owned by Haining Sunshine, and (iii) 0.84% is owned by Haining Jingyuan. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Haining.

With respect to JinkoSolar (Sichuan) Co., Ltd. (“JinkoSolar Sichuan”), the Company, through Jiangxi Jinko, indirectly owns 38.38% of its equity interest. The remaining 34.53% equity interest is owned by Leshan Wutongqiao Qiaoxing Investment Development Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Sichuan.

With respect to JinkoSolar (Chuzhou) Co., Ltd. (“JinkoSolar Chuzhou”), the Company, through Jiangxi Jinko, indirectly owns 44.26% of its equity interest. The remaining 24.5% equity interest is owned by Lai’an Economic Development New Energy Equity Investment Partnership (Limited Partnership), a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Chuzhou.

With respect to JinkoSolar (Yiwu) Co., Ltd (“JinkoSolar Yiwu”), the Company, through Jiangxi Jinko, indirectly owns 35.69% of its equity interest. Of the remaining 39.12% equity interest, (i) 17.65% is owned by Yiwu Hongyi Equity Investment Fund Partnership (Limited Partnership), a PRC state-owned enterprise, and (ii) 21.47% is owned by Zhejiang Yixin Power Battery Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Yiwu.

With respect to JinkoSolar (Shangrao) Co., Ltd. (“JinkoSolar Shangrao”), the Company, through Jiangxi Jinko, indirectly owns 32.24% of its equity interest. The remaining 45% equity interest is owned by Shangrao Economic Development Zone Urban Construction Management Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Shangrao.

With respect to Rui Xu Co., Ltd. (“Rui Xu”), the Company, through Jiangxi Jinko and its wholly-owned subsidiaries, indirectly owns 35.17% of its equity interest. The remaining 40% equity interest is owned by Shangrao Henglu Industry Guidance Fund Center (Limited Partnership), a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Rui Xu.

With respect to Jinko Solar (Leshan) Co., Ltd. (“Leshan Jinko”), the Company, through Jiangxi Jinko, indirectly owns 41.03% of its equity interest. The remaining 30% equity interest is owned by Leshan High-tech Investment Development (Group) Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Leshan Jinko.

With respect to Jinko Solar (Anhui) Co., Ltd. (“Anhui Jinko”), the Company, through Jiangxi Jinko, indirectly owns 32.24% of its equity interest. The remaining 45% equity interest is owned by Hefei Dongcheng Industrial Investment Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Anhui Jinko.

With respect to Jinko Solar (Yushan) Co., Ltd. (“Yushan Jinko”), the Company, through Jiangxi Jinko, indirectly owns 46.9% of its equity interest. The remaining 20% equity interest is owned by Yushan Dingchuang Equity Investment Partnership (Limited Partnership), a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Yushan Jinko.

With respect to JinkoSolar (Feidong) Co., Ltd. (“JinkoSolar Feidong”), the Company, through Jiangxi Jinko, indirectly owns 32.24% of its equity interest. The remaining 45% equity interest is owned by Anhui Hefei Circular Economy Demonstration Zone Construction Investment Co., Ltd., a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in JinkoSolar Feidong.

In addition, all PRC state-owned enterprises who are the shareholders of the Company’s certain consolidated foreign operating entities (the “SOE Shareholders”) as discussed above entered into investment agreements with the Company’s respective consolidated foreign operating entities. Pursuant to the agreements, upon the expiry of the investment period specified in the agreements, the relevant consolidated foreign operating entities will repurchase all the equity interest owned by the relevant SOE Shareholders at a fixed rate. In addition, each of the SOE Shareholders enjoys a fixed annual return on its respective capital injection to the Company’s relevant consolidated foreign operating entities. The SOE Shareholders do not participate in the daily operations of the relevant consolidated foreign operating entities. The investments made by the SOE Shareholders were recognized as other long-term borrowings in the Company’s financial statements.

Based on the above, the Company believes that none of the shares of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation as disclosed above (paragraph (b)(2)), and none of the consolidated foreign operating entities of the Company is owned or controlled by the governmental entities in the jurisdiction with respect to their registered public accounting firm (mainland China) (paragraph (a)). The governmental entities in the jurisdiction with respect to the consolidated foreign operating entities’ registered public accounting firm (mainland China) do not have a controlling financial interest with respect to the consolidated foreign operating entities (paragraph (b)(3)).

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the articles of the Company and its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

If you have any questions regarding the FY 2022 20-F, please contact Mr. Mengmeng (Pan) Li, the Chief Financial Officer of JinkoSolar Holding Co., Ltd., by telephone at (86-793) 858-8188 or via e-mail at pan.li@jinkosolar.com.

Very truly yours,

By:	/s/ Mengmeng (Pan) Li
Name: Mengmeng (Pan) Li
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP